UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Exchange legislation, hereby files

OTHER RELEVANT INFORMATION

Attached hereto is the text of the resolutions adopted by the Annual General Shareholders’ Meeting of Banco Bilbao Vizcaya Argentaria, S.A. that has been held today.

Bilbao, 21 March 2025

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

RESOLUTIONS OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A., HELD ON 21 MARCH 2025

RESOLUTIONS UNDER AGENDA ITEM ONE

1.1.

Approve, under the terms set out in the legal documentation, the individual and consolidated annual accounts and management reports of Banco Bilbao Vizcaya Argentaria, S.A. and of its Group for the financial year ending December 31, 2024.

Authorise the Chairman, Carlos Torres Vila, the General Secretary and Secretary of the Board of Directors, Domingo Armengol Calvo, and the Deputy Secretary of the Board of Directors, Amaya María Llovet Díaz, indistinctly and with powers of substitution, to file the individual and consolidated annual accounts, management reports and auditors’ reports of Banco Bilbao Vizcaya Argentaria, S.A. and of its Group, as well as to issue the corresponding certificates pursuant to Article 279 of the Corporate Enterprises Act and Article 366 of the Commercial Registry Regulations.

1.2.	Approve the individual and consolidated non-financial information report of Banco Bilbao Vizcaya Argentaria, S.A. and that of its Group for the financial year ending December 31, 2024.

Authorize the Chairman, Carlos Torres Vila, the General Secretary and Secretary of the Board of Directors, Domingo Armengol Calvo, and the Deputy Secretary of the Board of Directors, Amaya María Llovet Díaz, so that any of them, indistinctly and with powers of substitution, may complete, correct, formalize, publish, interpret, clarify, extend, develop or execute any of the documents indicated in the preceding paragraph.

1.3.

Approve the proposed allocation of profits of Banco Bilbao Vizcaya Argentaria, S.A. corresponding to 2024 in the amount of EUR 10,234,604,206.21 (ten billion, two hundred thirty-four million, six hundred four thousand, two hundred six euros and twenty-one cents of euro), as follows:

●	The amount of EUR 4,034,299,825.50 (four billion, thirty-four million, two hundred ninety-nine thousand, eight hundred twenty-five euros and fifty cents of euro) to the payment of dividends, of which:

a)

EUR 1,671,352,784.85 (one billion, six hundred seventy-one million, three hundred fifty-two thousand, seven hundred eighty-four euros and eighty-five cents of euro) has already been paid in full prior to this Annual General Meeting as an interim dividend on account of the 2024 dividend, in accordance with the resolution adopted by the Board of Directors at its meeting held on 25 September 2024; and

b)

the remaining EUR 2,362,947,040.65 (two billion, three hundred sixty-two million, nine hundred forty-seven thousand, forty euros and sixty-five cents of euro) will be allocated to the payment of the final dividend for the year

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

2024 in a gross amount of EUR 0.41 (forty-one cents of euro) per outstanding share of the Bank with the right to participate in said distribution when paid. Payment to shareholders will take place on 10 April 2025.

In this respect, it is resolved to ratify, insofar as necessary, the resolution adopted by the Board of Directors on 25 September 2024 approving the payment of the aforementioned amount as an interim dividend on account of the 2024 dividend.

●

The remaining profit, that is, the amount of EUR 6,200,304,380.71 (six billion, two hundred million, three hundred four thousand, three hundred eighty euros and seventy-one cents of euro), will be allocated to the Company’s voluntary reserve funds.

1.4.	Approve the management of the Banco Bilbao Vizcaya Argentaria, S.A. Board of Directors for the financial year 2024.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

RESOLUTIONS UNDER AGENDA ITEM TWO

On this item of the agenda, with the favourable reports of the Appointments and Corporate Governance Committee, the re-election of Carlos Torres Vila and Onur Genç, as members of the Board of Directors, for the statutory period of three years, with the status of executive directors, has been approved by the General Meeting.

Likewise, following the proposal of the Appointments and Corporate Governance Committee, the General Meeting has approved the re-election of Connie Hedegaard Koksbang as member of the Board of Directors, for the statutory period of three years, with the status of independent director.

The approved re-elections are accompanied by the report of the Board of Directors stipulated in article 529 decies of the Corporate Enterprises Act. These reports have been made available to shareholders as of the date on which the convening notice of the General Meeting was made public, together with the favourable report of the Appointments and Corporate Governance Committee regarding the re-elections of Carlos Torres Vila and Onur Genç.

Consequently, the General Meeting has adopted the following resolutions:

2.1.

Re-elect Carlos Torres Vila, of legal age, of Spanish nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as member of the Board of Directors, with the status of executive director, for the statutory three-year period.

2.2.

Re-elect Onur Genç, of legal age, of Turkish nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as member of the Board of Directors, with the status of executive director, for the statutory three-year period.

2.3.

Re-elect Connie Hedegaard Koksbang, of legal age, of Danish nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as member of the Board of Directors, with the status of independent director, for the statutory three-year period.

Pursuant to paragraph 2 of article 34 of the Company Bylaws, establish the number of directors that form part of the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. in 15.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

RESOLUTIONS UNDER AGENDA ITEM THREE

One.- Approve the share capital reduction of Banco Bilbao Vizcaya Argentaria, S.A. (the “Company” or “BBVA”) by up to a maximum amount of 10% of the share capital on the date of this resolution (this is, by up to a maximum nominal amount of TWO HUNDRED AND EIGHTY-TWO MILLION, FOUR HUNDRED THOUSAND, NINE HUNDRED AND EIGHTY-SEVEN EUROS AND FIFTY-FOUR EURO CENTS (EUR 282,400,987.54), corresponding to FIVE HUNDRED AND SEVENTY-SIX MILLION, THREE HUNDRED AND TWENTY-EIGHT THOUSAND FIVE HUNDRED FORTY-SIX (576,328,546) shares with a nominal value of FORTY-NINE EURO CENTS (EUR 0.49)), subject to obtaining, where appropriate, the corresponding regulatory authorizations, through the redemption of own shares acquired derivatively by BBVA by virtue of the authorization granted by the BBVA General Shareholders’ Meeting held on 18 March 2022 under item six of the agenda, through any mechanism whose objective or purpose is redemption, all in compliance with the provisions of the legislation or regulations in force, as well as with any limitations that any competent authorities may establish. The implementation period of this resolution will end on the date of the next Annual General Shareholders’ Meeting, being rendered null and void from that date in respect of the amount not executed.

The final figure for the share capital reduction will be set by the Board of Directors, within the maximum amount referred to above, based on the final number of shares that are purchased and that the Board of Directors decides to redeem in line with the delegation of powers approved below.

The share capital reduction will not involve the repayment of shareholder contributions as the Company itself will hold the shares to be redeemed, and the share capital reduction will be recorded as a charge to unrestricted reserves by provision of a restricted reserve for redeemed share capital in the amount equal to the nominal value of the shares redeemed, which may be disposed of only under the same requirements as those stipulated for the share capital reduction, as provided for in Article 335 c) of the Corporate Enterprises Act, by which the Company’s creditors will not be entitled to exercise their right of opposition set forth in Article 334 of the Corporate Enterprises Act.

Two.- Confer authority on the Board of Directors, in the broadest terms, authorizing it to subdelegate to the Executive Committee (which in turn, has subdelegation powers); to the Chair of the Board of Directors; to the Chief Executive Officer; and to any other person to whom the Board explicitly grants powers to this effect, in order to totally or partially execute the aforementioned share capital reduction, on one or more occasions, within the established timeframe and in the manner it deems most appropriate, with the power to, in particular and without limitation:

(i)

Determine the number of shares to be redeemed in each execution, deciding whether or not to execute the resolution in whole or in part if no own shares are finally repurchased for the purpose of being redeemed or if, having been repurchased for that purpose, (a) they have not been purchased, on one or more occasions, in a sufficient number to reach 10% of the share capital limit on the date of this resolution; or (b) market conditions, Company circumstances or any event of social or economic importance make it advisable for reasons of corporate interest or prevent its execution; notifying of this decision in any case to the next Annual General Shareholders’ Meeting.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

(ii)

Declare closed each of the executions of the share capital reduction finally agreed, setting, as appropriate, the final number of shares to be redeemed in each execution and, therefore, the amount by which the Company’s share capital must be reduced in each execution, in accordance with the limits established in this resolution.

(iii)	Redraft the article of the Bylaws governing the share capital so that it reflects the new share capital figure and the number of outstanding shares after each approved share capital reduction.

(iv)

Request, as appropriate, the delisting of the shares to be redeemed by virtue of this delegation in any domestic or foreign market where BBVA’s shares are listed, taking such steps and actions as may be necessary or advisable for this purpose before the relevant public and/or private bodies, including any action, declaration or management before any competent authority in any jurisdiction, including, but not limited to, the United States of America for the delisting of the shares represented by ADSs (American Depositary Shares).

(v)

Execute all public and/or private documents, and to enter into as many acts, legal transactions, contracts, declarations and operations that may be necessary or advisable to carry out each execution of the approved share capital reduction, as well as to attend to any formalities and obligations related to the capital reduction and each of its executions.

(vi)

Publish as many announcements as may be necessary or appropriate regarding the share capital reduction and each of its executions, and carry out any actions required for the effective redemption of the shares referred to in this resolution.

(vii)

Set the terms and conditions of the reduction in any matters not provided in this resolution, as well as to carry out any procedures and formalities required to obtain the consents and authorizations required for the effectiveness of this resolution.

Three.- Nullify, for the unused part, the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting held on 15 March 2024, under item three of the agenda.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

RESOLUTIONS UNDER AGENDA ITEM FOUR

In relation to the first resolution to increase the share capital of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”) via non-monetary contributions (the “Capital Increase”) adopted by the Extraordinary General Shareholders’ Meeting held on July 5, 2024 (the “Extraordinary General Meeting”) under agenda item one (the “Resolution One”), renew and re-approve resolution two of delegation of powers related to the Capital Increase adopted by the Extraordinary General Meeting under the same agenda item, for its exercise within a one (1) year period from the date of adoption of this resolution, in the following terms:

To empower the Board of Directors, in the broadest terms, authorizing it to sub-delegate on the Executive Committee (in turn, with sub-delegation powers); on the Chair of the Board of Directors, the Chief Executive Officer and on any individual that the Board may expressly empower for such purposes, to fully or partially execute the previously approved Capital Increase, in one or several rounds, within the period of one (1) year since the adoption of this resolution, and establish its terms and conditions regarding any matters that may have not been stipulated by the Extraordinary General Meeting, in the manner deemed most convenient, including, without limitation:

(i)	Establish the date or dates on which the Capital Increase should fully or partially become effective.

(ii)	Develop the procedure for the contribution in kind and exchange of shares of Banco de Sabadell, S.A. by the new shares of BBVA to be issued pursuant to the Capital Increase.

(iii)	Determine the amount of the issuance premium of the new shares in accordance with the provisions of Resolution One.

(iv)

Amend the wording of the article 5 of the Bylaws that regulates the share capital so that it reflects the new capital figure and the number of outstanding shares after each execution of the approved Capital Increase.

(v)	Apply for the admission to listing to all new shares of BBVA in accordance with the provisions of Resolution One.

(vi)

Carry out any formalities that they may deem necessary or appropriate in any relevant jurisdiction to effect and carry out, in full or in part, and in one or several rounds, the Capital Increase and the issuance of the new shares, and in particular appear and carry out whatever formalities may be required before any competent authorities in any jurisdiction and approve and sign all public or private documents that may be necessary or convenient to ensure the effectiveness of the Capital Increase in any of its aspects and contents.

(vii)	Draft and publish any advertisements that may be required or deemed convenient.

(viii)

Declare the closing of each execution of the Capital Increase, once the corresponding new shares are subscribed and paid up, formalizing all public and private documents that may be convenient to fully or partially execute, in one or several rounds, the Capital Increase.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

(ix)

Formalize as many public and private documents as it may be required, and appear before the notary public to register the corresponding resolutions, as well as to rectify, regularize, clarify and harmonize these resolutions with the meaning conveyed in the verbal and/or written assessment by the Mercantile Registrar until each Capital Increase execution is registered in the Mercantile Registry.

(x)

Carry out as many formalities and actions as may be required and formalize as many public and private documents as it may be required or convenient to apply for the admission to trading of the new shares in the Security Exchanges of Madrid, Barcelona, Bilbao and Valencia, through the Spanish Stock Market Interconnection System (Continuous Market), as well as any of the domestic or foreign Securities Exchanges in which BBVA shares may be traded, including any formalities and actions that may be required or convenient for this purpose before the corresponding public and/or private entities, including any action, statement or formality with any competent authority in any jurisdiction, including, without limitation, the United States of America.

(xi)

Formalize any public or private document and carry out any formalities, legal transactions, contracts, statement and transactions that may be required or convenient to carry out each execution of the agreed Capital Increase, as well as to effect formalities and obligations before any competent authority, Spanish or otherwise, related to the Capital Increase and each one of their executions.

(xii)

Carry out any action, statement, communication or formality before any body, entity or public or private registry, within Spain or abroad, in connection with the Capital Increase and each one of its executions.

(xiii)

And in general, carry out any actions and sign as many documents as may be necessary or convenient for the validity, effectiveness, development and execution of the Capital Increase and the issue of the new share, including interpreting, applying, executing and developing the approved resolutions, including the rectification and enforcement thereof.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

RESOLUTIONS UNDER AGENDA ITEM FIVE

For the purposes of the provisions of Article 34.1 g) of Act 10/2014 of June 26, on the regulation, supervision and solvency of credit institutions, to approve a maximum level of variable remuneration of up to 200% of the fixed component of total remuneration for a group of employees whose professional activities have a material impact on the risk profile of Banco Bilbao Vizcaya Argentaria, S.A. (the “Bank”) or its Group, enabling subsidiaries of the Bank to likewise apply said maximum level to their professionals, pursuant to the Report issued in this regard by the Board of Directors of the Bank on February 11, 2025, and which has been made available to shareholders as of the date on which this General Meeting was convened.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

RESOLUTIONS UNDER AGENDA ITEM SIX

To re-elect Ernst & Young, S.L. as the statutory auditors of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group for the financial year 2025. Ernst & Young, S.L. is domiciled in Madrid, at Calle Raimundo Fernández Villaverde, No. 65 - Torre Azca, with Tax Identification Number (NIF) B78970506, registered under number S0530 in the Official Register of Auditors of Accounts of the Institute of Accounting and Auditing of Accounts, and in the Commercial Registry of Madrid, in general volume 9,364, volume 8,130 of Section 3 of the Companies Book, folio 68, Section 3, sheet 87,690-1.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

RESOLUTIONS UNDER AGENDA ITEM SEVEN

Authorize the Board of Directors, with express substitution powers in favor of the Executive Committee or to the director or directors it deems convenient, as well as to any other person whom the Board expressly empowers for the purpose, the necessary powers, as broad as required under law, to establish, interpret, clarify, complete, modify, correct, develop and execute, when they deem most convenient, each of the resolutions adopted by this General Meeting; to draw up and publish the notices required by law; and to perform the necessary proceedings as may be necessary to obtain the due authorizations or filings from the Bank of Spain; the European Central Bank; Ministries, including the Ministry of Tax and the Ministry of Economy, Commerce and Business; the National Securities Market Commission; the entity in charge of the recording of book entries; the Commercial Registry; or any other national or foreign public or private body.

Additionally, authorize the Chairman, Carlos Torres Vila; the General Secretary and Secretary of the Board, Domingo Armengol Calvo; and the Deputy Secretary of the Board, Amaya María Llovet Díaz so that any of them, indistinctively, may perform such acts as may be appropriate to implement the resolutions adopted by this General Meeting, in order to file them with the Commercial Registry and with any other registries, including in particular, and among other powers, that of appearing before any Notary Public to execute the public deeds and notarized documents necessary or advisable for such purpose, correct, ratify, interpret or supplement what has been resolved and formalize any other public or private document that may be necessary or advisable to execute and fully register the resolutions adopted, without needing a new General Meeting resolution, and to make the mandatory deposit of the individual and consolidated annual financial statements in the Commercial Registry.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

RESOLUTIONS UNDER AGENDA ITEM EIGHT

Approve, on a consultative basis, the Annual Report on the Remuneration of Directors of Banco Bilbao Vizcaya Argentaria, S.A. corresponding to financial year 2024, which has been made available to shareholders, together with the remaining documents related to the General Meeting, as of the date on which the General Meeting was convened.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: March 21, 2025	By: /s/ Domingo Armengol Calvo

Name: Domingo Armengol Calvo
Title: Corporate Secretary and Secretary of the Board of Directors